STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

Email:

tfd@stevenslee.com

Direct Fax:

(610) 988-0828

October 1, 2012

Securities and Exchange Commission

EDGAR Filing

Re:  DMS India Bank Index Fund
ICA File 811-22706

Rule 485A filed August21, 2012

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Fund filed a new Prospectus and Statement of Additional Information under rule 485(a) on August 21, 2012, to add a new series.  The Staff of the Commission has provided comments regarding this filing by telephone call to the undersigned.  The Fund intends to address the Staff’s comments as follows:

1.

The Fund recently filed correspondence regarding proposed changes for the Class A of another series, the India MidCap Index.  There are some global changes that apply to both the MidCap Index and this bank Index, and the Fund proposes to make identical changes to both documents where appropriate.

2.

The Shareholder Fees and Operating Expense tables on page 1 of the Prospectus have been reviewedby the Fund and made to be consistent with the level of fees net of reimbursements and waivers described later in the Prospectus.

3.

The Fund confirms that no language required by Item 8 of Form N-1A is required for this class of this Series.

4.

The Fund confirms that the Index is based on a weighted basis of the market capitalizations of the stocks in the Index.  The Index provider sets the weightings, not the Fund.  The Fund also confirms that the Index performance results will always be higher than the Fund’s performance results, because the Fund will have operating expenses and the Index does not.  This point is referenced in several places in the Prospectus, and is set forth specifically under the section “About International Investing” on approximately page 8.

5.

The Prospectus will contain a separate risk item “bullet point” on page 2 that the Fund is not a “diversified” fund as defined in SEC rules.

6.

The Prospectus will also contain a separate risk item “bullet point” on approximately page 3 for “Banking industry risk.”

7.

The Staff points out that the information under “TAX INFORMATION” on page 5 is more than is required.  The Fund considered deleting the excess language but has determined to keep it as providing beneficial information to prospective shareholders.

8.

The language under “Costs of Investing” on approximately page 6 has been revised to delete the reference to the possibility of changing the investment objective of the Fund on 60 days’ notice to the shareholders.  The remaining language indicates that the objective is fundamental and cannot be changed without the vote of the shareholders.

9.

On approximately page 8, under “About International Investing” in the paragraph immediately before the table, additional language has been added to refer to the operating expenses of a mutual fund, in addition to the direct expenses of buying and selling stocks.  In addition, in several places in this section, and on page 13, there were typos referring to the MidCap Index rather than the Bank Index.  These have been corrected.

10.

On approximately page 9, under the section “DMS INDIA BANK INDEX FUND – INFORMATION AND RISKS,” there are several references to a capitalized term “Subsidiary.”  This was a mistake, and these references have been changed to the “Fund.”

11.

In the section “THE FUNDS AND THE ADVISOR” on approximately page 14, the language describing the advisory agreement and the fee has been amended to reflect the Advisor’s commitment to reimburse the Fund or waive its fees to maintain the Fund’s operating expenses below 0.96%.  In addition, in several places in this section, references were added or corrected to reflect the fact that there are two different series under the DMS fund group, and that the Advisor is adviser to both.

12.

The Staff commented that there appears to be two sections of the Prospectus that discuss the policy against frequent trading or early termination, on approximately page 12 and page 25, and suggested that the concept be discussed in one location only.  The Fund believes that the language is too lengthy to include in only one place, and that the concept is important to discuss in both areas of the Prospectus.  Thus, the Fund has determined to change the language in the later section to reflect “exemptions” from the frequent trading policy to delineate those transactions that would not be charged an early redemption fee.  In this way, the fee is discussed early on in the Prospectus to make potential shareholders aware that there is a policy against frequent trading, and then again in the latter portion to more completely discuss types of transactions not subject to the fee.  The Fund does not believe that the information is redundant or contradictory.

13.

The Staff requested that a specific reference to incorporation of the SAI into the Prospectus be reflected on the back cover as required by N1-A.  Language has been added to the back cover of the Prospectus as required.

14.

The Staff requested that the language of the SAI be conformed to the changes requested in the Prospectus, particularly in reference to the management fee and the waiver thereof by the Advisor.  The Fund has done so.

15.

The Staff also observed that the SAI does not properly refer to two different series funds.  References have been added to do so in the SAI.

16.

The Staff requested that the fundamental policy regarding concentration of investments be listed as separate policy g.  The SAI language has been changed to reflect that it is the Fund’s fundamental policy to concentrate investments.

17.

The information regarding the directors, officers, and the investment adviser has been changed to reflect the fact that there are two separate series.

With the changes referenced above, the Fund believes that it has addressed all comments raised by the Staff.  The Fund will file a request for acceleration as soon as the Staff communicates that all changes have been made satisfactorily.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm